As filed with the U.S. Securities and Exchange Commission on September 21, 2022.

Registration No. 333-267381

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.2 to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

dMY Squared Technology Group, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	6770	88-0748933
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(702) 781-4313

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Harry L. You

Co-Chief Executive Officer and Chairman

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(702) 781-4313

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Adam J. Brenneman Henri R. Simonet Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Tel: (212) 225-2000	Curtis L. Mo, Esq. Jeffrey C. Selman, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 Tel: (650) 833-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

dMY Squared Technology Group, Inc. is filing this Amendment No. 2 (this “Amendment”) to its registration statement on Form S-1 (File No. 333-267381) (the “Registration Statement”) to file the amended Form of Amended and Restated Articles of Organization filed herewith as Exhibit 3.2 to the Registration Statement. Accordingly, this Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature page to the Registration Statement and the filed exhibit. The remainder of the Registration Statement is unchanged and therefore has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

SEC expenses	$50,000
FINRA expenses	25,000
Accounting fees and expenses	30,000
Printing and engraving expenses	30,000
Legal fees and expenses	235,000
NYSE American listing and filing fees	75,000
Miscellaneous	55,000

Total	$500,000

Item 14. Indemnification of Directors and Officers.

Our amended and restated articles of organization will provide that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Sections 8.51 through Section 8.57 of the MBCA. Sections 8.51 and 8.52 of the MBCA concerning indemnification of officers, directors, employees and agents is set forth below.

Section 8.51. Permissible Indemnification.

(a)	Except as otherwise provided in this section, a corporation may indemnify an individual who is a party to a proceeding because he is a director against liability incurred in the proceeding if:

(1)	(i) he conducted himself in good faith; and

(ii)	he reasonably believed that his conduct was in the best interests of the corporation or that his conduct was at least not opposed to the best interests of the corporation; and

(iii)	in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(2)	he engaged in conduct for which he shall not be liable under a provision of the articles of organization authorized by clause (4) of subsection (b) of section 2.02.

(b)

A director’s conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement that his conduct was at least not opposed to the best interests of the corporation.

(c)

The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(d)

Unless ordered by a court under clause (3) of subsection (a) of section 8.54, a corporation may not indemnify a director under this section if his conduct did not satisfy the standards set forth in subsection (a) or subsection (b).

Section 8.52. Mandatory indemnification

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Sections 8.51 and 8.52 of the MBCA, our amended and restated articles of organization will provide that no director shall be personally liable to us or any of our shareholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the MBCA. The effect of this provision of our amended and restated articles of organization is to eliminate our rights and those of our shareholders (through shareholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 8.51 of the MBCA. However, this provision does not limit or eliminate our rights or the rights of any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the MBCA is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our amended and restated articles of organization, the liability of our directors to us or our shareholders will be eliminated or limited to the fullest extent authorized by the MBCA, as so amended. Any repeal or amendment of provisions of our amended and restated articles of organization limiting or eliminating the liability of directors, whether by our shareholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our amended and restated articles of organization will also provide that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our amended and restated articles of organization will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which will be conferred by our amended and restated articles of organization is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the MBCA requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our amended and restated articles of organization or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our amended and restated articles of organization may have or hereafter acquire under law, our amended and restated articles of organization, our bylaws, an agreement, vote of shareholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our amended and restated articles of organization affecting indemnification rights, whether by our shareholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our amended and restated articles of organization will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our amended and restated articles of organization.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which will be set forth in our amended and restated articles of organization. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the MBCA.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, shareholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We will enter into indemnification agreements with each of our officers and directors a form of which is to be filed as an exhibit to this Registration Statement. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Pursuant to the Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

On March 16, 2022, dMY Squared Sponsor, LLC, our sponsor, purchased an aggregate 2,875,000 founder shares for a total price of $25,000, or approximately $0.009 per share. On September 8, 2022, our sponsor surrendered to us 718,750 founder shares for no consideration, resulting in our sponsor owning 2,156,250 founder shares and increasing the approximate price paid per founder share to $0.012. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 8,625,000 units if the underwriters’ over-allotment option is exercised in full and therefore that such founder shares would represent 20% of the outstanding shares after this offering. Up to 281,250 of these shares will be forfeited depending on the extent to which the underwriters’ over-allotment is exercised.

Harry L. You is the manager of our sponsor. Our sponsor is an accredited investor for purposes of Rule 501 of Regulation D. Each of the equity holders in our sponsor is an accredited investor under Rule 501 of Regulation D. The sole business of our sponsor is to act as the company’s sponsor in connection with this offering. The limited liability company agreement of our sponsor provides that its membership interests may only be transferred to our officers or directors or other persons affiliated with our sponsor, or in connection with estate planning transfers.

Our sponsor has committed, pursuant to a written agreement, to purchase from us an aggregate of 3,050,000 private placement warrants (or 3,207,500 warrants if the underwriters’ over-allotment option is exercised in full) at $1.00 per warrant (for an aggregate purchase price of $3,050,000 (or $3,207,500 if the underwriters’ over-allotment option is exercised in full)). This purchase will take place on a private placement basis simultaneously with the completion of our initial public offering. This issuance will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

No underwriting discounts or commissions were paid with respect to such sales.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits are being filed herewith:

EXHIBIT INDEX

Exhibit No	Description

1.1	Form of Underwriting Agreement.*

3.1	Articles of Organization.*

3.2	Form of Amended and Restated Articles of Organization.**

3.3	Bylaws.*

4.1	Specimen Unit Certificate.*

4.2	Specimen Class A Common Stock Certificate.*

4.3	Specimen Warrant Certificate (included in Exhibit 4.4).*

4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.*

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP.*

5.2	Opinion of TCF Law Group PLLC, Massachusetts Counsel to the Registrant.*

10.1	Form of Letter Agreement among the Registrant, dMY Squared Sponsor, LLC and each of the executive officers and directors of the Registrant. *

10.2	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.*

10.3	Form of Registration Rights Agreement among the Registrant, dMY Squared Sponsor, LLC and the Holders signatory thereto.*

10.4	Form of Private Placement Warrants Purchase Agreement between the Registrant and dMY Squared Sponsor, LLC.*

10.5	Form of Indemnity Agreement.*

10.6	Promissory Note issued to dMY Squared Sponsor, LLC.*

10.7	Securities Subscription Agreement between the Registrant and dMY Squared Sponsor, LLC.*

10.8	Subscriber Forfeiture and Amendment No. 1 to the Securities Subscription Agreement between the Registrant and dMY Squared Sponsor, LLC.*

10.9	Form of Administrative Services Agreement between the Registrant and dMY Squared Sponsor, LLC.*

10.10	Form of Promissory Note between Registrant and dMY Squared Sponsor, LLC.*

10.11	Form of Promissory Note (Over-Allotment) between Registrant and dMY Squared Sponsor, LLC.*

14	Form of Code of Business Conduct and Ethics.*

23.1	Consent of WithumSmith+Brown, PC.*

23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included on Exhibit 5.1).*

23.3	Consent of TCF Law Group PLLC (included in Exhibit 5.2).*

Exhibit No	Description

24	Power of Attorney (included on signature page).*

99.1	Form of Audit Committee Charter.*

99.2	Form of Compensation Committee Charter.*

99.3	Form of Nominating & Corporate Governance Committee Charter.*

99.4	Consent of Darla Anderson.*

99.5	Consent of Constance Weaver.*

99.6	Consent of Francesca Luthi.*

99.7	Consent of Charles Wert.*

107	Filing Fees Table.*

*	Previously filed.
**	Filed herewith.

(b) Financial Statements. See page F-1 for an index to the financial statements and schedules included in the registration statement.

Item 17. Undertakings.

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(d)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(e)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 21st day September, 2022.

DMY SQUARED TECHNOLOGY GROUP, INC.

By:	/s/ Harry L. You
Harry L. You
Co-Chief Executive Officer, Chairman and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Harry L. You Harry L. You	Co-Chief Executive Officer, Chairman and Director (Principal Executive Officer and Principal Financial and Accounting Officer)	September 21, 2022

/s/ Niccolo de Masi Niccolo de Masi	Co-Chief Executive Officer and Director	September 21, 2022